                                   Filed by: American Century Mutual Funds, Inc.
                                                  Pursuant to Rule 425 under the
                                              Securities Act of 1933, as amended

                                               Subject Company: Kopp Funds, Inc.
                                       Investment Company Act File No. 811-08267

January 5, 2007

DEAR KOPP EMERGING GROWTH FUND SHAREHOLDERS:

We are writing to update you on information concerning the merger proposals seeking your approval for the reorganization of the Kopp Emerging Growth Fund.

We are pleased to announce that we have the required number of votes necessary to conduct the shareholder meeting regarding the reorganization.

In addition, American Century has named Stafford Southwick to lead the New
Opportunities II management team. Mr. Southwick has been a member of the team since the time of the fund's inception in June 2001. He and Matthew Ferretti will continue to serve as portfolio managers for the fund along with the current team of dedicated analysts. Harold Bradley, a former portfolio manager for the fund, will leave American Century at the end of January to join the Kauffman
Foundation.

If you have already cast your vote, we extend our thanks. If you have not yet voted your shares, please cast your vote pursuant to the instructions on the proxy card received with your proxy materials. You may vote by mail, telephone or the internet. If you have misplaced your proxy card, please call
1-877-256-6083 to obtain a new one. If you have previously voted and wish to change your vote, you may do so by calling 1-877-256-6083. If you are satisfied with your vote, no action is necessary. Please feel free to contact your financial representative or the Kopp Funds at 1-888-533-KOPP with any questions you may have

On behalf of Kopp Investment Advisors, we continue to support the reorganization and thank you for allowing us to serve you.

Sincerely,

/s/signature L C Kopp

Lee Kopp
PRESIDENT
Kopp Investment Advisors

IMPORTANT DISCLOSURE INFORMATION

American Century Mutual Funds, Inc. has filed a proxy statement/prospectus and other relevant documents regarding the reorganization of your Kopp Fund with the
U.S. Securities and Exchange Commission (the "SEC"). Investors are urged to read these documents because they contain important information about the reorganization and related matters. You may obtain these documents free of charge at the SEC website (www.sec.gov). In addition, the proxy statement/prospectus filed with the SEC by American Century is available free of charge by calling 1-877-256-6083.